                             PURCHASE AND SALE AGREEMENT
                                     [Short Form]

                                     dated as of

                                     May 25, 1994

                                        among




                                ODYSSEY HOLDING INC.,
                               AS DEBTOR IN POSSESSION
                                         AND
                                    THE NORTH FACE
                                     ("Sellers")

                                         and

                              TNF Holdings company, Inc.
                                    ("Purchaser")

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                                  TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                                  PURCHASE AND SALE

Section 1.1   Purchase and Sale. . . . . . . . . . . . . . . . . . . . .    2
Section 1.2   The Purchase Price . . . . . . . . . . . . . . . . . . . .    7
Section 1.3   Assumption of Liabilities. . . . . . . . . . . . . . . . .    7

                                      ARTICLE II
                      REPRESENTATIONS AND WARRANTIES OF SELLERS

Section 2.1   Organization and Qualification . . . . . . . . . . . . . .   13
Section 2.2   Corporate Authority; Binding Nature of
              Agreement. . . . . . . . . . . . . . . . . . . . . . . . .   13
Section 2.3   Finders' Fees. . . . . . . . . . . . . . . . . . . . . . .   14
Section 2.4    Title to Property; Patents and Trademarks . . . . . . . .   14
Section 2.5   Bulk Sales . . . . . . . . . . . . . . . . . . . . . . . .   15
Section 2.6   Tax Matters. . . . . . . . . . . . . . . . . . . . . . . .   15
Section 2.7   Insurance, Contracts and Leases. . . . . . . . . . . . . .   15
Section 2.8   Litigation . . . . . . . . . . . . . . . . . . . . . . . .   16
Section 2.9   Licenses and Permits . . . . . . . . . . . . . . . . . . .   16
Section 2.10  All Affiliate Claims and Liens Released. . . . . . . . . .   16
Section 2.11  Environmental Compliance . . . . . . . . . . . . . . . . .   17
Section 2.12  ERISA Representations. . . . . . . . . . . . . . . . . . .   18
Section 2.13  No Undisclosed Material Liabilities. . . . . . . . . . . .   18
Section 2.14  Compliance with Laws . . . . . . . . . . . . . . . . . . .   18

                                     ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 3.1   Organization and Qualification . . . . . . . . . . . . . .   19
Section 3.2   Authority. . . . . . . . . . . . . . . . . . . . . . . . .   19
Section 3.3   Access to Information; Robertson,
              Stephens & Company . . . . . . . . . . . . . . . . . . . .   20
Section 3.4   Brokers. . . . . . . . . . . . . . . . . . . . . . . . . .   20
Section 3.5   Sellers' Financial Difficulties. . . . . . . . . . . . . .   20
Section 3.6   Information re Purchaser . . . . . . . . . . . . . . . . .   20

                                      ARTICLE IV
                                      COVENANTS

Section 4.1   Access . . . . . . . . . . . . . . . . . . . . . . . . . .   21
Section 4.2   (Omitted]. . . . . . . . . . . . . . . . . . . . . . . . .   21
Section 4.3   Transfer of Assets . . . . . . . . . . . . . . . . . . . .   21
Section 4.4   Conduct of Business Prior to Closing . . . . . . . . . . .   22
Section 4.5   Best Efforts . . . . . . . . . . . . . . . . . . . . . . .   22
Section 4.6   Transition Assistance. . . . . . . . . . . . . . . . . . .   22
Section 4.7   Personnel. . . . . . . . . . . . . . . . . . . . . . . . .   22
Section 4.8   Hart-Scott-Rodino Act. . . . . . . . . . . . . . . . . . .   23
Section 4.9   Notification of Material Events Prior to
              Closing. . . . . . . . . . . . . . . . . . . . . . . . . .   23
Section 4.10  [Omitted]. . . . . . . . . . . . . . . . . . . . . . . . .   23


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Section 4.11  Statements Pending Closing . . . . . . . . . . . . . . . .   23
Section 4.12  Transactions With Affiliates . . . . . . . . . . . . . . .   24
Section 4.13  Confidentiality. . . . . . . . . . . . . . . . . . . . . .   24
Section 4.14  Use of "The North Face" Name . . . . . . . . . . . . . . .   24
Section 4.15  Power of Attorney. . . . . . . . . . . . . . . . . . . . .   24
Section 4.16  Certain Filings. . . . . . . . . . . . . . . . . . . . . .   25
Section 4.17  Public Announcements . . . . . . . . . . . . . . . . . . .   25
Section 4.18  Bankruptcy Court Approval. . . . . . . . . . . . . . . . .   25
Section 4.19  Expenses . . . . . . . . . . . . . . . . . . . . . . . . .   26
Section 4.20  Fairness Opinion . . . . . . . . . . . . . . . . . . . . .   26
Section 4.21  Patent and Trademark Licenses. . . . . . . . . . . . . . .   26
Section 4.22  Certification to the Court . . . . . . . . . . . . . . . .   26

                                      ARTICLE V
                                     TAX MATTERS

Section 5.1   Tax Definitions. . . . . . . . . . . . . . . . . . . . . .   26
Section 5.2   United States Tax Matters. . . . . . . . . . . . . . . . .   27
Section 5.3   Tax Cooperation; Allocation of Taxes . . . . . . . . . . .   27
Section 5.4   Scotland Tax Matters . . . . . . . . . . . . . . . . . . .   27

                                      ARTICLE VI
                                CONDITIONS TO CLOSING

Section 6.1   Closing Definitions. . . . . . . . . . . . . . . . . . . .   28
Section 6.2   Conditions to the Obligations of
              Both Parties . . . . . . . . . . . . . . . . . . . . . . .   30
Section 6.3   Conditions to Obligation of Purchaser. . . . . . . . . . .   30
Section 6.4   Conditions to Obligation of Sellers. . . . . . . . . . . .   34

                                     ARTICLE VII
                        POST-CLOSING SURVIVAL; INDEMNIFICATION

Section 7.1   By Sellers . . . . . . . . . . . . . . . . . . . . . . . .   35
Section 7.2   By Purchaser . . . . . . . . . . . . . . . . . . . . . . .   35
Section 7.3   Limitation . . . . . . . . . . . . . . . . . . . . . . . .   36
Section 7.4   Notice of and Defense Against Claims . . . . . . . . . . .   36

                                     ARTICLE VIII
                                     TERMINATION

Section 8.1   Termination by Mutual Consent. . . . . . . . . . . . . . .   37
Section 8.2   Termination by Purchaser . . . . . . . . . . . . . . . . .   37
Section 8.3   Termination by Sellers . . . . . . . . . . . . . . . . . .   37
Section 8.4   Effect of Termination. . . . . . . . . . . . . . . . . . .   38

                                      ARTICLE IX
                                  GENERAL PROVISIONS

Section 9.1   Amendment and Waiver . . . . . . . . . . . . . . . . . . .   40
Section 9.2   Notices. . . . . . . . . . . . . . . . . . . . . . . . . .   40
Section 9.3   Counterparts . . . . . . . . . . . . . . . . . . . . . . .   41
Section 9.4   Governing Law; Venue; Dispute Resolution . . . . . . . . .   41
Section 9.5   Entire Agreement . . . . . . . . . . . . . . . . . . . . .   43
Section 9.6   Third Party Rights . . . . . . . . . . . . . . . . . . . .   43


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

Section 9.7   Titles and Headings. . . . . . . . . . . . . . . . . . . .   44
Section 9.8   Exhibits and Schedules . . . . . . . . . . . . . . . . . .   44
Section 9.9   Expenses . . . . . . . . . . . . . . . . . . . . . . . . .   44
Section 9.10  Pronouns; Dollar Amounts; Etc. . . . . . . . . . . . . . .   44
Section 9.11  Assignment . . . . . . . . . . . . . . . . . . . . . . . .   44
Section 9.12  Successors and Assigns . . . . . . . . . . . . . . . . . .   44
Section 9.13  Partial Invalidity . . . . . . . . . . . . . . . . . . . .   44
Section 9.14  Waiver of Conditions . . . . . . . . . . . . . . . . . . .   44
Section 9.15  No Presumption . . . . . . . . . . . . . . . . . . . . . .   44


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                                      SCHEDULES

1.1(a)        Assets
1.1(a)(vi)    Bank Accounts
1.1(d)        Assets Linked With Sierra Designs
1.3(a)        Odyssey Group Chart
1.3(d)        Excluded Liabilities
2.2(b)        Required Consents
2.4(a)        Real Property
2.4(b)        Permitted Liens
2.4(d)        Patents and Trademarks
2.5           Bulk Sales
2.7(a)        Insurance
2.7(b)        Contracts and Lease
2.8           Litigation
2.9           Licenses and Permits
2.11          Environmental Compliance
2.12          Employee Benefit Plan
2.13          Material Liabilities
2.14          Compliance With Laws
3.4           Broker/Advisor
3.6(a)        Information re Purchaser
4.18(a)       Court Order
5.2(a)        Tax Liabilities
6.3(c)(vi)    Form of Bank Releases
6.3(c)(viii)  Form of Receiver Releases
6.3(c)(ix)    Form of Odyssey Releases
6.4(e)        Form of Purchaser's Release

                             PURCHASE AND SALE AGREEMENT
                                     [Short Form]

     This Purchase and Sale Agreement (the "Agreement") is made and entered into as of May 25, 1994, by and among Odyssey Holding Inc. ("OHI") and The North Face ("TNF") (collectively, "Sellers"), and TNF Holdings Company, Inc., a Delaware corporation ("Purchaser").

                                       RECITALS

     A. TNF and its subsidiary The North Face (Scotland), Ltd. ("NF Scotland") operate businesses (collectively, the "Business") engaged in the design and manufacture of outdoor apparel, tents, mountaineering equipment, and other items for outdoor activity, and also operate retail stores selling such items.

     B. Purchaser desires to purchase and Sellers are willing to sell and assign substantially all of the assets of TNF including, without limitation, its stock ownership interest in NF Scotland, on the terms and conditions as set forth below.

     C.   TNF is a wholly-owned subsidiary of OHI.

     D. OHI is a debtor-in-possession in that certain bankruptcy case, Case No. 93-40358-N (jointly administered), currently pending in the Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). Accordingly, the parties hereby agree and acknowledge that the transactions contemplated by this Agreement will require, and are subject to, Bankruptcy Court approval, and that such approval will be sought in connection with the First Amended Plan of Reorganization for OHI and various affiliated entities, and the Sales Procedures set forth in Exhibit 6.1(c) to such Plan.

                                      AGREEMENT

     NOW, THEREFORE, in consideration of the above recitals, which are incorporated in this Agreement by reference, and the mutual representations, warranties and agreements contained herein, the parties hereto, jointly and severally, intending to be legally bound, agree as follows:

                                      ARTICLE I

                                  PURCHASE AND SALE

     Section 1.1 PURCHASE AND SALE. On the terms and subject to the conditions of this Agreement:

    (a) SALE OF ASSETS. TNF shall, by means of the appropriate Transfer and Related Documents, on the Closing Date,


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

sell, transfer, assign, convey and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, all of its right, title and interest in and to all assets of TNF (the "Assets") as the same shall exist on the Closing Date except for assets not to be transferred, which are herein called "Excluded Assets," which Excluded Assets are set forth in paragraph (b). The Assets shall consist of all the assets of all descriptions of TNF (other than Excluded Assets) on the Closing Date including, without limitation the following, in which TNF has any right, title or interest:

               (i) All inventories of TNF wherever located including without limitation all (A) finished goods, (B) work-in-process and (C) raw materials intended to be made into finished goods.

               (ii) All accounts receivable, contract rights and general intangibles and related records of TNF including, without limitation, all amounts due from NF Scotland.

               (iii) All rights in and to owned and leased real property and improvements, appurtenances, easements, licenses, and other rights and interests thereon and therein including, without limitation, TNF's headquarters and industrial facility located at 999 Harrison Street, Berkeley, California and all of the machinery, tools, goods, equipment, furniture and fixtures located at the real property or elsewhere.

               (iv)   All motor vehicles.

               (v) All office equipment, computer hardware and software and supplies used in TNF's business.

               (vi) All of TNF's deposits in banks and other institutions and all rights to such accounts, and all cash and cash equivalents in TNF's possession or in bank or other types of deposit accounts (each such account and the authorized signatories thereto are identified on Schedule 1.1 (a) (vi) hereto) .

               (vii) All prepaid expenses, deposits with landlords and others, and current assets relating to TNF's Business.

               (viii) All patents, copyrights, trademarks, inventions, trade names, service marks (whether registered or unregistered) owned or licensed by TNF (and subject to any existing rights or


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               interests described on Schedule 2.4(d)) and the applications, registrations, other governmental filings of every nature, all goodwill with all the marks and names assigned herewith, and other rights of every kind on a worldwide basis associated therewith.

               (ix) All rights under (A) all contracts, licenses, leases, and other agreements to which TNF is a party including, without limitation, those disclosed on Schedule 2.7(b), (B) Permits, (C) all policies of insurance (whether or not listed on Schedule 2.7(a), (D) arrangements with independent designers and consultants, (E) the Settlement and Sale of Goods Agreement between TNF and CML dated as of May 18, 1994 (the "CML Agreement"), and (F) rights in connection with or under the Agreement among The North Face and Sophia Limited and Jean-Luc Derclaye and The North Face (Scotland) Limited dated February 18, 1994 (the "NFS Settlement Agreement")(collectively the "Assigned Contracts").

               (x) All goodwill and all going concern value relating to the Business of TNF.

               (xi) All books, records and other memorialized information of TNF relating primarily or exclusively to the Assets and the Assumed Liabilities.

               (xii) All presently existing designs, logos, drawings, patterns and specifications owned by TNF for all articles offered for sale by TNF and for all forthcoming articles and any existing designs, drawings, patterns and specifications produced for but not used by TNF and all copyrights related thereto.

               (xiii) All claims, causes of action or rights of action of TNF including without limitation, rights on a worldwide basis to assert remedies for counterfeit products, to contest trademark or other registrations legally or illegally made within any country, and otherwise to claim or establish any kind of legal right, remedy, filing or registration, but not including any claims or causes of action which are Excluded Assets.

               (xiv) To the extent not included above, all mailing lists; all customer lists; all sales records; all materials, records, files and other data relating to advertising; all


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               research, statistical production, marketing and promotional materials, records, files and other data; all administration and business development materials, records, files and other data; all business post office boxes and business telephone listings; all trade secrets, inventions and know how; all confidential information; all manuals, policy statements, operating guides and other physical embodiments or compilations thereof; all quality assurance programs and consulting programs for customers; all specifications and policies regarding land, buildings, furniture, fixtures, equipment, supplies, materials, design, manufacturing and marketing operations or management personnel, to the extent not embodied in the manuals described above; insurance proceeds to the extent those proceeds relate to loss or damage to any of the Assets which has not been fully repaired or replaced prior to the Closing; all financial accounting and credit reports; all other materials, records, files and data relating to the business of TNF, except that none of the foregoing shall include legal advice protected by attorney-client privilege or attorney work-product principles.

               (xv)   All other tangible and intangible assets.

               (xvi) One hundred percent (100%) of the shares of NF Scotland (the "Shares").

     (b) EXCLUDED ASSETS. The following assets are Excluded Assets and shall not be Assets within the list in paragraph (a):

               (i) All claims, causes of action and rights of action against any present or former officers, employees or directors of TNF or of any other member of the Odyssey Group, to the extent arising from acts, omissions, breaches of duty or wrongful conduct of such persons regarding certain distribution and licensing arrangements between TNF and Goldwin, Inc. and any involvement of Same Trading Company, Limited in such arrangements, and all rights against Same Trading Company, Limited in connection therewith (but expressly excluding claims and rights of action, if any, of every kind against Goldwin, Inc., and its shareholders, directors, officers and employees, and claims and rights of action, if any, of every kind against Same Trading Company, Limited with respect to any other business relationships (including, without limitation, any other distribution or licensing


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
               arrangements), except to the extent any such claims, causes of action or rights of action are asserted by the Purchaser as a counterclaim, defense or right of set-off in connection with a claim, cause of action or right of action asserted against Purchaser;

               (ii)   All claims, causes of action and rights of action against
               (A) officers, employees or directors of TNF or of any other member of the Odyssey Group, regarding their employment relationships, the performance of their legal and contractual duties, and any breach of their fiduciary obligations and (B) insiders of TNF (as defined in the Bankruptcy Code) for any malfeasance, misfeasance or breach of legal duty;

               (iii) All claims, causes of action and rights of action against any Person (as hereafter defined) who furnished accounting and auditing services to Sellers prior to the filing of the cases described in Recital D; and

               (iv) Copies of financial records reasonably necessary for Sellers' Tax filing requirements, Sellers' rights under this Agreement, and general intangibles arising from any of Seller's agreements with RSC, Deloitte & Touche, Gibson, Dunn & Crutcher, and other professional advisers, if any, retained by Sellers prior to the Closing.

     (c) CLOSING. The consummation of the transactions contemplated by this Agreement shall take place at a closing (the "Closing") which shall occur on the first business day (the "Closing Date") following the date on which the last of the following shall have occurred: (i) the first day which is at least ten (10) days (as calculated in accordance with Bankruptcy Rule 9006(a)) after the date upon which the Court Order is entered and on which no stay of such order is in effect; and (ii) the necessary waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), if applicable, shall have expired. The Closing shall take place at 10:00 a.m. California time at the offices of Gibson, Dunn & Crutcher, One Montgomery Street, Telesis Tower, San Francisco, California 94104 or at such other time or place as the parties may mutually agree.

     (d) ASSETS LINKED WITH SIERRA DESIGNS. Certain Assets are inextricably intertwined or linked with assets of Sierra Designs ("SDI") including, without limitation, trade secrets, customer lists, proprietary information, and operating and administrative assets. An allocation of such assets is set forth in Schedule 1.1(d), and the Assets shall include the TNF's right to and title in such Assets. Notwithstanding the foregoing, SD shall have the right to continue to use such assets to the extent


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

previously used in the ordinary course of its business, and nothing contained herein shall affect or limit any such continued use by SD, any right, title or interest of SD in such assets, and SD's right and ability to sell or transfer its rights, title or interest in such assets in connection with the sale of its business or any substantial portion of its assets, subject to the rights of Purchaser therein, and Purchaser agrees to fully comply with, and permit all such use of the TNF assets. Purchaser specifically acknowledges receipt of a copy of that certain Agreement for the Purchase and Sale of Certain Assets of Sierra Designs dated April 11, 1994, and acknowledges and agrees that it takes any assets of TNF that are inextricably intertwined or linked with the assets of SD subject to such agreement.

     Section 1.2 THE PURCHASE PRICE. On the terms and subject to the conditions of this Agreement, Purchaser shall pay to TNF, or such entities or persons as TNF shall designate in writing, by wire transfer at the Closing, the amount of Thirty-One Million Dollars ($31,000,000.00) as reduced by any payments to the Banks after the execution of this Agreement pursuant to section 2.2 of the L/C Agreement (the "Purchase Price") and shall assume those liabilities set forth in Section 1.3.

     Section 1.3  ASSUMPTION OF LIABILITIES.

     (a) As used herein the term "L/C Agreement" means the Letter of Credit Facility Agreement dated as of May 12, 1993 among (i) Sierra Designs, TNF and Head Sportswear International, Inc., A Member of the Odyssey Group and (ii) Chemical Bank, individually as a Bank and in its capacity as Agent ("Agent"), The First National Bank of Boston, and The Hongkong and Shanghai Banking Corporation Limited, as Banks (the "Banks"), and all agreements and documents ancillary thereto (including, without limitation, that certain Guaranty Agreement dated as of May 12, 1993 by and between the Banks and certain members of the Odyssey Group, all as they may be amended from time to time. The "Odyssey Group" shall consist of those entities listed on the chart annexed as
Schedule 1.3(a).

     (b) On or prior to the Closing, Purchaser will cause to be issued to or for the benefit of the Banks, and in form and substance and issued by a financial institution acceptable to the Banks, a stand-by letter or letters of credit in a face amount equal to existing letters of credit to the extent outstanding as of the Closing Date and undrawn under the L/C Agreement, which are outstanding and undrawn on the Closing Date. On or before the Closing Date, and notwithstanding the provisions of the L/C Agreement, TNF shall satisfy all reimbursement obligations to the Banks in respect of draws on such letters of credit made on or prior to the Closing Date for which reimbursement was not made on or before that Date.

     (c) On the Closing Date, the Purchaser will also, by one or more instruments of assumption consistent with this


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Agreement and reasonably satisfactory to TNF, assume, except to the extent included in the Excluded Liabilities defined below, the following liabilities and obligations of TNF (but this Agreement shall not create or expand. liabilities of TNF to third parties, and section 9.6 shall be specifically applicable hereto):

               (i) All accounts payable, accrued expenses and accrued Taxes (other than Taxes based on or measured by income or gain) attributable to the Pre-Closing Tax Period that are either accrued or subject to a specific reserve maintained by TNF, all as determined as of the close of business on the Closing Date.

               (ii) All reimbursement obligations for draws on letters of credit issued for the account of TNF under the L/C Agreement outstanding on or prior to the Closing Date which draws occur after the close of business on the Closing Date.

               (iii) (A) All liabilities to NF Scotland and (B)all liabilities arising under state "bulk sales" laws in connection with the transactions contemplated by this Agreement to any Person who is not an Affiliate of Sellers, but only to the extent required by and not exempt from such laws. The term "Person" shall be as defined in the Bankruptcy Code (11 U.S.C. Section 101, ET SEG.); the term "Affiliate" of any Person shall be any other Person controlling, controlled by, or under common control with such Person.

               (iv) All liabilities, if any, to customers of TNF incurred prior to the Closing Date and arising in the ordinary course of business for short shipments, defective merchandise and the like, whether or not recorded in accounts payable or accrued expenses.

               (v) All obligations and liabilities (arising or accrued on, prior to or as a result of the Closing) to individuals who are officers (except for Marsden Cason, William McFarlane and William Simon) or employees of TNF immediately prior to the Closing Date, whether or not such employees continue as employees after the completion of the transactions contemplated herein including, without limitation, any obligations for wages, fringe benefits, severance, and vacation, and any obligations or liabilities under labor laws or laws governing fair employment practices.

               (vi) All obligations and liabilities of TNF under the Assigned Contracts and the CML

               Agreement, and all obligations arising under all real estate leases described in Schedule 2.7(b) including, without limitation, leases terminated on or before the Closing Date.

               (vii) All obligations and liabilities arising from the OFCCP Agreement regarding compliance with certain affirmative action goals and the Sleeping Bag Order, an order of the Oakland Superior Court relating to the contents of sleeping bags.

               (viii) All obligations or liabilities in respect of those litigation matters, claims, actions, suits, proceedings or investigations pending or threatened against TNF or any of their Affiliates or otherwise relating to the business of TNF which are either described on Schedule 2.8 or involve amounts which are less than the thresholds set forth in Section 2.8 including, without limitation, all liabilities under the NFS Settlement Agreement.

               (ix) All obligations or liabilities for any product or service sold, provided or contracted for prior to the Closing Date including without limitation any warranty, express or implied, created by any consensual means, unilaterally imposed by any Seller or imposed by law or any liability in law, equity or admiralty for property damage, personal injury or wrongful death.

               (x) All obligations or liabilities incident to, or arising out of, any claims, actions, suits, proceedings, liabilities, fines, penalties, deficiencies or judgments existing on or which arise from events occurring before the Closing Date or arising thereafter as a result of or in connection with the conduct of the business of TNF up to and including the Closing Date.

               (xi) All obligations or liabilities which may be imposed on TNF in connection with the real property and operations located or formerly located at 1011 Gilman St., Berkeley, California, whether or not owned by Odyssey of America, Inc. (including, without limitation, liabilities or obligations to any employees who worked at that facility in connection with the closing of the facility or otherwise), it being agreed that the intent of this clause (xi) is not to create, expand, or acknowledge liabilities (if any) of TNF to any third parties.

               (xii) Earned and unpaid sales commissions of TNF's independent sales representatives relating



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

               to sales of Business products either (A) prior to the Closing Date or (b) under any sales representative contract existing as of the Closing Date, whether or not the related goods have been shipped prior to the Closing Date and whether or not such sales representative contract is at some later point terminated.

The liabilities referred to in this Section 1.3(c) above, but not any Excluded Liabilities, are referred to as "Assumed Liabilities."

     (d) The following liabilities ("Excluded Liabilities") shall not, except as otherwise specifically stated below in this subparagraph (d), be Assumed Liabilities for any purposes of this Agreement or for the transactions contemplated hereby, and Sellers shall timely pay and perform:

               (i) Any obligation or liability for Federal, state or local income or capital gains Tax obligations of TNF whether arising out of the sale of the Assets or otherwise.

               (ii) Any obligation or liability of TNF or NF Scotland to any member of the Odyssey Group or its affiliates, receivers, trustees or other agents (provided that Purchaser agrees that the Assumed Liabilities include any direct obligation or liability of TNF to NF Scotland, and the obligations of NF Scotland, if any, to Odyssey Hong Kong).

               (iii) Any obligation or liability of TNF or NF Scotland incurred, or imposed under applicable law, to guaranty, support, or hold liable for, directly or indirectly, any liability or obligation of any other Person, except for such obligations or liabilities which are incident to the Business as set forth on
               Schedule 1.3(d).

               (iv) Any obligation or liability of a Seller incident to or arising out of the negotiation, execution, delivery or performance of this Agreement including without limitation any and all such liabilities accrued after the Closing Date.

               (v) Any obligation or liability of a Seller to any one or more of the Banks or to the Receivers or to the entities for which they act as Receivers (it being understood that nothing in this clause (v) is intended to be in derogation of the requirement for assumption of certain liabilities under the L/C Agreement as provided for in Section 1.3(c) hereof, or to affect the obligations of NF Scotland, if any, to Odyssey Hong Kong).

               (vi) Any obligation or liability to RSC, Deloitte & Touche, Gibson, Dunn & Crutcher or other counsel or professional advisers advising any Seller about this transaction or any other disposition of TNF or the Business.

               (vii) Any obligation or liability asserted against any Person (including without limitation Purchaser) to the extent relating to or arising from (A) Excluded Assets, whether by way of indemnity claims against Purchaser or TNF by Persons sued by any Seller or otherwise arising directly or indirectly, (B) except as otherwise provided in Section 1.3(c)(xi), individuals whose employment by TNF or its predecessors ended for any reason prior to January 15, 1993, (C) acts or omissions of Sellers or either of them after the Closing Date, (D) any transfer by TNF (as seller, assignor, lessor or sublessor) of any real property, real property leases or interests therein prior to January 15, 1993, and (E) matters not otherwise included within, and matters specifically excluded from, the definition of "Assumed Liabilities."

               (viii) Any obligation or liability owed to Marsden Cason, William McFarlane or William Simon.

     (e) ASSIGNED CONTRACTS. TNF shall Assign, and Purchaser shall assume liability under all contracts, insurance policies, Permits, licenses, leases, and agreements to which TNF is a party, and all obligations and liabilities thereunder including, without limitation, the Assigned Contracts and those set forth on Schedules 2.4(d), 2.7(a), 2.7(b), and 2.9, and arrangements with independent designers and consultants. Such assumptions and assignments shall be reflected in documents of assignment reasonably satisfactory to TNF. To the extent that any of such agreements cannot be assigned, the parties will cooperate in making a substitute arrangement so that Purchaser obtains the economic benefits of such agreements.

     (f)  ALLOCATION OF PURCHASE PRICE.

               (i) As soon as practicable after the Closing Date, Deloitte & Touche shall formulate a statement (the "Allocation Statement"), setting forth the value of each of the Assets described in
               Schedule 1.1(a) hereto, which shall be used for the allocation of the Purchase Price (together with the Assumed Liabilities) among the Assets. The parties hereby agree that (except as provided in the next sentence) fair market value of all tangible assets shall be book value on TNF's books calculated in accordance with GAAP. The Purchase Price (together with the Assumed Liabilities) shall be allocated among the Assets in accordance with the requirements of Section 1060 of the Internal Revenue Code and the regulations promulgated thereunder.

               (ii) The Purchaser and TNF shall have a period of 45 days after the delivery of the Allocation Statement to present in writing to each other and Deloitte & Touche notice of any objections either of them may have to the allocation set forth in the Allocation Statement. Unless either Purchaser or TNF timely objects, the Allocation Statement shall be binding on the parties without further adjustment.

               (iii) If Purchaser or TNF shall raise any objections within the 45 day period, Purchaser and TNF and Deloitte & Touche shall use their best efforts to resolve such dispute. If they fail to agree within 30 days after the delivery of the notice, then the disputed items shall be resolved by submitting the issue to a firm of accountants of recognized national standing, to be selected by Deloitte & Touche. The costs of such accounting firm shall be borne equally by Purchaser and TNF.

               (iv) TNF and Purchaser agree to report an allocation of such Purchase Price among the Assets in a manner entirely consistent with the Allocation Statement, and agree to act in accordance with such Allocation Statement in the preparation of financial statements and filing of all tax returns (including, without limitation, filing Form 8594 pursuant to Section 1060 of the Internal Revenue Code with its Federal income tax return for the taxable year that includes the date of the Closing) and in the course of any tax audit, tax review or tax litigation relating thereto.

               (v) Not later than 10 days prior to the filing with the Internal Revenue Service of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

               (vi) If Deloitte & Touche should prepare the Allocation Statement on behalf of both Sellers and Purchaser, each of them shall pay fifty percent (50%) of the costs and expenses of such preparation.

                                      ARTICLE II

                      REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers jointly and severally represent and warrant to Purchaser with respect to the matters set forth below. The only remedy for a breach of such representations and warranties shall be Purchaser's option, under certain circumstances, not to close in accordance with Sections 6.3(a) and 8.2 hereof and, without limiting the foregoing, Purchaser shall have no remedy whatsoever for any such breach after the Closing. Purchaser (a) acknowledges that the representations and warranties set forth in Article II were prepared under the supervision of Marsden Cason and William McFarlane (the "Associated Persons") and (b) represents and warrants that such representations are true and correct to the best of the knowledge, information and belief of the Associated Persons. The foregoing sentence shall be limited in time up to the termination of the Associated Persons if and only if the Associated Persons shall be involuntarily terminated as officers of TNF prior to the Closing. Purchaser further has agreed that if information provided on any Schedule below is called for on additional Schedules or other Schedules below, then such information shall be deemed to have been provided on the correct Schedule. Such representations and warranties are as follows:

     Section 2.1 ORGANIZATION AND QUALIFICATION. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. Each Seller is qualified or licensed to conduct its business and is in good standing in each jurisdiction where the nature of its activities or where the character of its properties makes such qualification or licensing necessary and in which failure to so qualify would have a material adverse effect on it or its business.

     Section 2.2  CORPORATE AUTHORITY; BINDING NATURE OF AGREEMENT.

     (a) Each of OHI and TNF has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, and all corporate action of it necessary for the execution, delivery and performance has been, or prior to the Closing, will have been, duly and validly taken. This Agreement has been duly and validly authorized, executed and delivered by each of OHI and TNF. Subject to obtaining various consents (including without limitation those required, if any, under the HSR Act), this Agreement, when executed and delivered by the Purchaser, will constitute each of OHI's and TNF's legal, valid and binding obligation, enforceable against it in accordance with its terms subject only to the exceptions in cases of insolvency and the enforcement of equitable remedies. Except for the orders, consents and approvals (i) listed on Schedule 2.2(b) with regard to the transactions contemplated herein, (ii) listed on Schedule 2.7(b) with respect to the material assigned contracts, (iii) listed on Schedule 2.9, with respect to the Permits, (iv) listed on Schedule 2.7(a), with respect to the policies of insurance, (v) approvals relating to Assigned Contracts or other transactions for which consents and approvals are not required under the terms of this Agreement because they fall below dollar limits or for other reasons stated herein, the execution and delivery of this Agreement by each of OHI and TNF does not, and the performance and consummation by it of the transactions contemplated by this Agreement will not, (A) conflict with or result in breach or violation of, or default under, or give rise to any right of acceleration (whether by notice or lapse of time or both) or termination of, or require the creation of a Lien under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which it is a party or by which any of its assets or properties (or those of NF Scotland) are bound; or (B) violate any judgment, order, injunction, decree, statute, rule or regulation applicable to it or any of its assets or properties. TNF does not own any capital stock of or equity interest in any corporation nor is it a partner in any partnership nor is it a member of any joint venture, except for NF Scotland. The representations herein are qualified by the need to get certain approvals from the Bankruptcy Court for the transactions contemplated herein which will be reflected in the Court Order.

     (b) Schedule 2.2(b) lists (i) all consents and approvals required with respect to contracts to be assigned hereunder which involve amounts above $100,000 and (ii) all consents and approvals required in connection with the transactions contemplated herein.

     Section 2.3 FINDERS' FEES. Except for Robertson, Stephens & Company "RSC") whose fees will be paid by TNF in accordance with Section 1.3(d), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of OHI or TNF who might be entitled to any fee or commission from Purchaser or any of its affiliates upon consummation of the transactions contemplated by this Agreement or the consummation of the transaction contemplated thereby.

     Section 2.4  TITLE TO PROPERTY; PATENTS AND TRADEMARKS.

     (a) Schedule 2.4(a) lists all real property owned or leased by TNF and NF Scotland, and all personal property used in the business of TNF or NF Scotland and which has a book carrying value in excess of five thousand dollars ($5,000).

     (b) Except as set forth in Schedule 2.4(b), TNF has, or will have as of the Closing Date, and Purchaser will have acquired on the Closing Date (subject to the terms and conditions of this Agreement), all right, title and interest in and good and marketable title to and unrestricted use of, and is or will be as of the Closing Date, in possession of all of the Assets, and such Assets are free and clear of all liens, financing statements, pledges, charges, security interests, mortgages, deeds of trust, restrictions, title retention devices, prior assignments and encumbrances of any kind whatsoever ("Liens") except for (i) Liens described on Schedule 2.4(a),
(ii) Liens securing liabilities to the Banks, and (iii) Permitted Liens. "Permitted Liens" shall be all Liens except the following: (A) Liens created, granted or arising by the agreement or act of the asset owner (but Liens under this subparagraph A shall not include possessory Liens to secure liabilities arising in the ordinary course of business in favor of workers or mechanics which are Permitted Liens); (B) Liens arising out of litigation pending, or judgments or awards, against the property owner (excluding those which are adequately bonded pending completion of appropriate legal proceedings being pursued in good faith with reasonable diligence which are Permitted Liens); and
(C) Liens for Taxes where the tax is due and payable or where the entity entitled to assess or collect the Tax has initiated any steps to perfect the Lien, collect the Tax or foreclose on the property.

     (c)  TNF owns one hundred percent (100%) of the shares of NF Scotland.

     (d) Schedule 2.4(d) contains a list of all corporate names, trade names, trademarks, service marks, licenses, patents, patent licenses, patent applications and registered copyrights owned or held by TNF. Except as described in Schedule 2.4(d), TNF has not received written notice that it has heretofore infringed any patent, trade name, service mark, trademark, copyright, or trade secret of any other Person. Schedule 2.4(d) also contains a complete and accurate list of all licenses or sublicenses granted by TNF with respect to any of the intellectual property listed on Schedule 2.4(d).

     Section 2.5  BULK SALES.  The list of creditors attached hereto as Schedule
2.5 contains all of the creditors of TNF as of March 14, 1994.

     Section 2.6 TAX MATTERS. All amounts required to be withheld by TNF for periods from January 1, 1994 through the Closing Date for employees for income taxes, social security and other payroll taxes have been collected and withheld and either paid to the respective governmental agencies, set aside in accounts for such purposes, or accrued, reserved against and entered upon the books and records of TNF.

     Section 2.7 INSURANCE, CONTRACTS AND LEASES. Schedule 2.7(a) hereto sets forth all material insurance policies and agreements of TNF. Schedule 2.7(b) hereto sets forth all material contracts and personal property leases of TNF.

     Section 2.8 LITIGATION. Schedule 2.8 describes all pending litigation in which TNF or NF Scotland is a party and the recovery sought is for injunctive relief or for an amount of more than $50,000. Except as set forth in Schedule 2.8, and except for individual disputes involving liabilities of TNF or NF Scotland of $50,000 or less alleged to be due to individual customers and suppliers arising in the ordinary course of business as theretofore conducted, there is no action, suit, investigation or proceeding pending against, or threatened in writing against or affecting, their business or any Assets before any court, arbitrator or other tribunal or any governmental body, agency or official which, if determined or resolved adversely in accordance with the plaintiff's or claimant's demands, would reasonably be expected to have a material adverse effect on the financial condition or results of operations of TNF or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby. Schedule 2.8 separately lists litigation which will become as Assumed Liability and litigation which will become an Excluded Liability.

     Section 2.9 LICENSES AND PERMITS. Schedule 2.9 correctly describes each material license, franchise, permit or other similar authorization affecting, or relating in any way to, the business of TNF or NF Scotland ("Permits"), together with the name of the government agency or entity issuing such license or permit, except (a) normal routine items (such as, without limitation, local business permits, auto and truck license tags, building permits, etc., which normally relate to the business of designing and marketing camping equipment, tents, outerwear, apparel and goods for leisure activities or to the businesses of TNF or NF Scotland), (b) for Permits as to which the failure to have them would not have a material adverse effect, and (c) for Permits relating to patent or trademark licenses listed on Schedule 2.9. Except as set forth on the Schedule 2.9, such Permits are valid and in full force and effect and, assuming the related Required Consents have been obtained prior to the Closing Date, are transferable by TNF or are automatically transferred with transfer of the Shares, and none of the Permits, if material to the Business, will, assuming the related consents have been obtained prior to the Closing Date or are not required hereunder, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Upon consummation of such transactions, Purchaser will, assuming the related consents have been obtained prior to the Closing Date or are not required hereunder, have all of the right, title and interest in all the Permits which TNF is capable, by unilateral action, of delivering through bills of sale and other instruments of transfer at the Closing or which can be transferred by passage of title to the Shares.

     Section 2.10 ALL AFFILIATE CLAIMS AND LIENS RELEASED. No Affiliate of TNF or NF Scotland will have any claim against the Assets or NF Scotland or a Lien on any of its property as of the Closing Date after giving effect to the releases delivered pursuant to Section 6.3(c)(ix) hereof and the Court Order, except that inter-company liabilities between TNF and NF Scotland will not be released.

     Section 2.11  ENVIRONMENTAL COMPLIANCE.

     (a) Except as disclosed in Schedule 2.11 and except with respect to substances comprising part of the raw materials used to create finished goods and finished goods, in each case purchased from suppliers and used or manufactured in the ordinary course of business, other than substances requested or specified by TNF on any associated purchase order, no written notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or threatened in writing by any governmental or other entity (i) with respect to any alleged violation by TNF of any environmental law, ordinance, rule, regulation or order of any governmental entity in connection with the conduct of its business, (ii) with respect to any alleged failure by TNF to have any environmental permit, certificate, license, approval, registration or authorization required in connection with the conduct of its business or (iii) in the case of TNF with respect to any generation, treatment, storage, recycling, transportation or disposal or release, as defined in 42 U.S.C. Section 9601(22) ("Release") of any toxic, caustic or otherwise hazardous substance, including petroleum, its derivatives, by-products and other hydrocarbons, whether or not regulated under applicable environmental statutes, ordinances, rules, regulations or orders ("Hazardous Substance") generated by the business of TNF.

     (b) Except as disclosed in Schedule 2.11, in connection with the operation of its Business, (i) TNF has not handled any Hazardous Substance, other than as a generator, on any property presently owned or leased by TNF; (ii) no polychlorinated biphenyls are or have been present at any property presently owned or leased by TNF; (iii) no asbestos is or has been present at any property presently owned or leased by TNF; (iv) there are no underground storage tanks for Hazardous Substances, active or abandoned, at any property presently owned or leased by TNF; (v) no Hazardous Substance has been Released at, on or under any property presently owned or leased by TNF and (vi) no Hazardous Substance has been released or is present, in a reportable or threshold planning quantity, where such a quantity has been established by statute, ordinance, rule, regulation or order, at, on or under any property presently owned by TNF.

     (c) Except as disclosed on Schedule 2.11, in connection with the operation of its Business, TNF has not transported or arranged for the transportation (directly or indirectly) of any Hazardous Substance to any location which is listed or proposed for listing under CERCLA or any similar statute, or on any similar official list or which is the subject of official enforcement actions which may lead to claims against any Purchaser for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including, but not limited to, claims under CERCLA or any comparable statute.

     (d) Except as disclosed on Schedule 2.11, no written notification of a Release of a Hazardous Substance has been filed by or on behalf of TNF with respect to its Business and no property presently owned or leased by TNF with respect to the Business is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA or any comparable list under any comparable law or on any similar official list of sites requiring investigation or clean-up.

     (e) Except as disclosed on Schedule 2.11, there are no environmental Liens on any of the Assets.

     Section 2.12 ERISA REPRESENTATIONS. TNF hereby represents and warrants to Purchasers that:

     (a) Schedule 2.12 includes a list of each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, which (i) is maintained or sponsored by TNF or any of its ERISA Affiliates (as defined below) and (ii) covers any employee of the business of TNF (hereinafter referred to collectively as the "Employee Plans").

     (b) No Employee Plan is a Multiemployer Plan and no Employee Plan is subject to Title IV of ERISA. Neither TNF nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA that could become, after the Closing Date, an obligation of Purchaser.

     (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service regarding such qualification.

     (d) Neither TNF nor any of its ERISA Affiliates has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired or former employees of the business of TNF, except as required to avoid excise tax under Section 4980B of the Code.

     Section 2.13  NO UNDISCLOSED MATERIAL LIABILITIES.  Except as described in
Schedule 2.13 and the other Schedules, financial statements and documents delivered pursuant hereto, there are no liabilities relating to subject areas of the Business of TNF other than as covered by specific sections of this Article II (with any reasonable potential of having an amount payable by TNF of more than $200,000) whether accrued, unaccrued, fixed, contingent, absolute, determined, liquidated, unliquidated, determinable or otherwise.

     Section 2.14 COMPLIANCE WITH LAWS. Except as described in Schedule 2.14, neither TNF nor NF Scotland has been advised in writing that it is under investigation with respect to or given written notice of any violation of, any law, rule, ordinance or regulation, or judgment, order or decree entered by any court, arbitrator or governmental authority, domestic or foreign, applicable to the Assets or the conduct of the business of TNF or NF Scotland which, if established through any final determination, would have a material adverse effect upon their financial condition or results of operation taken as a whole.

                                     ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to Sellers with respect to the matters set forth below. In addition, each of the Associated Persons, by his signature below, makes these representations and warranties in his individual capacity. Such representations and warranties are as follows:

     Section 3.1 ORGANIZATION AND QUALIFICATION. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. It is qualified or licensed to conduct its business and is in good standing in each jurisdiction where the nature of its activities or where the character of its properties makes such qualification or licensing necessary and in which failure to so qualify would have a material adverse effect on it.

     Section 3.2 AUTHORITY. Purchaser has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, and all corporate action necessary for the execution, delivery and performance has been, or prior to the Closing, will have been, duly and validly taken. The Agreement, when executed by it and delivered to Sellers, will constitute the legal, valid and binding obligation of Purchaser subject only to the exceptions in cases of insolvency and the enforcement of equitable remedies. The execution and delivery of this Agreement by Purchaser does not, and the performance and consummation by it of the transactions contemplated by this Agreement will not
(a) conflict with or result in breach or violation of, or default under, or give rise to any right of acceleration (whether by notice or lapse of time or both) or termination of, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which it is a party or by which any of its assets or properties are bound;
(b) violate any judgment, order, injunction, decree, statute, rule or regulation applicable to it or any of its assets or properties; or (c) contravene, violate or be impermissible under its Certificate of Incorporation or Bylaws or amendments thereto. No consent, approval, authorization, order, registration of or with any court or any regulatory authority or any other governmental body is required for the consummation of the transactions contemplated by this Agreement.

     Section 3.3 ACCESS TO INFORMATION; ROBERTSON, STEPHENS & COMPANY. As of the date of signing of this Agreement, Purchaser has had such access to the books and records of TNF and NF Scotland, and all other information or data relevant to the transactions contemplated by this Agreement, and, except as aforesaid and except for representations set forth in or deemed made pursuant to this Agreement, is not relying on any representation of Sellers, their affiliates, or their professional advisors (whether written or oral) in connection with such transactions except for all documents delivered and to be delivered to Purchaser by or on behalf of any Seller. Purchaser hereby agrees and acknowledges that it has not relied on any representation of RSC with respect to the transactions contemplated by this Agreement, and it hereby waives, to the maximum extent permitted by law, any rights, claims, or causes of action against RSC arising out of such transactions.

     Section 3.4  BROKERS.  Except for any investment or other advisors named on
Schedule 3.4, whose compensation will be paid by Purchaser, Purchaser represents and warrants that it has not retained or used the services of any Person in such a manner as to entitle such Person to compensation as a broker or finder as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. In the event a claim by such a person or entity is asserted with respect to such transactions, Purchaser will indemnify, defend and hold Sellers harmless against any and all such claims by such persons or entities in connection with any services provided by any of them in respect of this Agreement and the transactions contemplated hereby pursuant to Section
7.2 hereof.

     Section 3.5  SELLERS' FINANCIAL DIFFICULTIES.  Purchaser acknowledges that
(a) Sellers are having considerable financial and related difficulty, including but not limited to the United States bankruptcy filings of OII and TNF's parent, OHI, (b) the ownership of approximately thirty percent (30%) of the stock of NF Scotland has been disputed, and various issues have arisen with respect to rights of various parties which were resolved in the NFS Settlement Agreement and (c) a number of senior officers of the Sellers engaged in the negotiation and performance of this Agreement have been incumbent for less than fifteen months. Purchaser also acknowledges that TNF may itself at some time in the future become a debtor under the Bankruptcy Code or merge with another member of the Odyssey Group which is such a debtor. To the maximum extent permitted by law, such Seller agrees not to take any such steps until after the Closing Date. The representations and warranties set forth in Article II are qualified in their entirety by the acknowledgments set forth herein.

     Section 3.6. INFORMATION RE PURCHASER. Purchaser represents and warrants that: Purchaser shall supplement this

Schedule promptly if additional Persons acquire an equity interest in Purchaser after the initial disclosure. Such supplementation shall be made within three
(3) business days of the acquisition of such interest, and at least one (1) business day prior to the Court Order Date.

     (a) Schedule 3.6(a) sets forth a complete list of all Persons with any equity interest, or option to acquire any equity interest, of any nature in Purchaser.

     (b) All funds which shall be used by Purchaser for the transaction contemplated herein shall be derived from or have their source in the property or assets of the Persons set forth in Schedule 3.6(a) and, without limiting the foregoing, none of such funds shall be derived from or have their source in any of the property or assets of any member of the Odyssey Group or the 41 loans or financial accommodations provided to any member of the Odyssey Group by the Banks (except for any salaries paid by members of the Odyssey Group to the Associated Persons in the ordinary course of their businesses). This paragraph shall not be interpreted to prohibit a transaction such as (i) the pledging of the Purchased Assets as collateral (including the proposed financing with Heller Business Credit), or (ii) one which is substantially similar to the proposed transaction with Goldwin, Inc.

     (c) Purchaser and the Associated Persons have fully complied with the Sales Procedures set forth as Exhibit 6.1(c) to the First Amended Plan of Reorganization described in Recital D, have made their best efforts to assure that each prospective bidder had access to full and complete information about TNF, and have sought to assure a fair and open bidding process.

     (d) Purchaser and the Associated Persons have not made any arrangement or agreement, express or implied, to sell all or substantially all of the Assets or the stock of TNF or a controlling interest in Purchaser after or in conjunction with the purchase transaction contemplated hereby, and Purchaser is aware of no offer or arrangements regarding any such transaction.

                                      ARTICLE IV

                                      COVENANTS

     Section 4.1 ACCESS. From the date hereof until the Closing, Purchaser will (a) continue to have reasonable access to the books, records, properties and personnel of Sellers and (b) continue to be able to make such inspections as they may reasonably require.

     Section 4.2  (omitted)

     Section 4.3 TRANSFER OF ASSETS. Purchaser shall be responsible for all sales taxes, notary fees, and other costs of transfer of the Assets and shares of NF Scotland.

     Section 4.4  CONDUCT OF BUSINESS PRIOR TO CLOSING.

     (a) Prior to the Closing Date, Sellers shall conduct the business of TNF only in the ordinary and usual course, consistent with past practices, and in accordance with the Operating order, approved by the Bankruptcy Court on a final basis on April 23, 1993. Without limiting the generality of the foregoing, Sellers shall not (i) make any payments other than in the ordinary course and consistent with past practice on obligations which would constitute Excluded Liabilities, or (ii) directly or indirectly grant, enter into, extend, modify or amend any assignments, licenses, transfers, Liens or other agreements or transactions relating to any patents, trade names, trademarks, copyrights, or other intellectual property rights of TNF or NF Scotland or retain or purport to retain after the Closing any kind of rights to use, assign, sell or license any of the foregoing or any names, marks or other items similar to the foregoing, anywhere in the world. This paragraph (a) shall only be applicable if the Associated Persons shall cease to be officers and directors of TNF after this Agreement is executed.

     (b) TNF shall continue to have adequate funds for the operation of the Business consistent with past practice, and access to letters of credit pursuant to the L/C Agreement.

     Section 4.5 BEST EFFORTS. Upon the terms and subject to the conditions hereof, and both before and after the Closing, each of the parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and will use its best efforts to obtain all waivers, permits, consents and approvals, releases and to effect all registrations, filings, assignments and notices with or to third parties or governmental or public bodies or authorities which are necessary or desirable in connection with the transactions contemplated by this Agreement. The maximum amount of expenditures required under this Section and Section 4.16 for each party shall aggregate $10,000, but such limit shall not apply to any costs and expenses relating to the Bankruptcy case described in Recital D or obtaining the Court Order as provided in Section 4.18(a).

     Section 4.6 TRANSITION ASSISTANCE. At the request of Sellers, Purchaser will provide access to its books and records following the Closing, upon reasonable notice and during normal business hours, in order for Sellers to complete tax filings and reports and/or any other similar filings and reports.

     Section 4.7 PERSONNEL. Purchaser shall offer to continue the employment of all of TNF's employees on conditions reasonably similar to the present conditions under which said persons are employed. Purchaser further covenants and agrees that it will offer employment to such number of persons at the facility located at 999 Harrison Street, Berkeley, California, such that the Sellers will not have any liability under the Worker Adjustment and Retraining Notification Act (29 U.S.C. Section 2101-2109) and the regulations promulgated thereunder ("WARN"). The employees of TNF who elect to continue such employment by Purchaser are referred to herein as the "Transferred Employees." As of the Closing Date, Purchaser shall assume all existing group health, life, and disability plans, employee welfare plans, and fringe benefit plans applicable to the Transferred Employees.

     Section 4.8 HART-SCOTT-RODINO ACT. Sellers and Purchaser hereto agree to promptly make all filings that are required or may be required under the HSR Act, including, without limitation, responses to requests for additional information.

     Section 4.9 NOTIFICATION OF MATERIAL EVENTS PRIOR TO CLOSING. The Sellers, on the one hand, and the Purchaser, on the other hand, will each give prompt notice to each of the Persons set forth in Section 9.2 of material events or matters, including matters or events which may be discovered in the course of due diligence as follows:

     (a) the occurrence, or failure to occur, of any event the occurrence or failure of which would, or would be likely to, cause any of their respective representations or warranties contained in this Agreement to be untrue or incorrect at any time from the date hereof to the Court Order Date;

     (b) any failure on their respective parts or on the part of any of their officers, directors, employees, representatives or agents, if any, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfy any covenant, condition or agreement to be complied with or satisfied by each of them under this Agreement;

     (c) any notice or communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

     (d) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting TNF or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed hereunder or that relate to the consummation of the transactions contemplated by this Agreement.

     Nothing herein shall supersede or qualify the provisions relating to conditions for closing as set forth in Article VI.

     Section 4.10  [omitted]

     Section 4.11 STATEMENTS PENDING CLOSING. The parties agree to make, and to cause their respective advisors (including financial advisors) to make, such public statements pending

Closing, and to perform such actions pending Closing, as will enhance the reputation of TNF and NF Scotland during such period and facilitate any governmental filings or consents referred to elsewhere herein.

     Section 4.12 TRANSACTIONS WITH AFFILIATES. Sellers will not, and will not permit any member of the Odyssey Group or the Receivers to, purchase any asset or services of any description from, or sell any asset or services of any description to, TNF except for accounting payroll and data processing costs incurred in the ordinary course of business as heretofore conducted.

     Section 4.13 CONFIDENTIALITY. Purchaser hereby agrees to keep confidential all information of any type obtained from Sellers or their professional advisors in connection with the transactions contemplated by this Agreement; provided, however, that such obligation of confidentiality shall not apply to information publicly available or matters of public record, to duties to disclose imposed by mandatory provisions of law, to use of the Assets and related information after the Closing Date or to use of such information by Purchaser in litigation or arbitration against any Seller, or any Seller in litigation or arbitration against Purchaser, subject to any applicable protective order.

     Section 4.14 USE OF "THE NORTH FACE" NAME. Sellers hereby agree that within a reasonable time (but in no event more than 10 calendar days) after the Closing Date, they will take such steps as are necessary under applicable law to remove the name "The North Face" from the corporate name of TNF, and that upon the Closing Date, and subject to outstanding rights and interests, Sellers will cease all other use on a worldwide basis of such name, any similar name and any marks which are the same as or similar to marks included in the Assets.

     Section 4.15 POWER OF ATTORNEY. TNF hereby constitutes and appoints, effective as of the Closing, Purchaser and its successors and assigns as the true and lawful attorney of TNF with full power of substitution in the name of any Purchaser or in the name of TNF, but for the benefit of Purchaser (a) to collect for the account of Purchaser any items of Assets, and (b) to institute and prosecute in the names of the appropriate Sellers all proceedings which Purchaser may in its sole discretion deem proper in order to transfer, assert or enforce any right, title or interest in, to or under the Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Assets, except that in no event shall the foregoing power of attorney include any power to amend, modify supplement or terminate this Agreement in any respect. Purchaser shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof. The foregoing is intended to be an irrevocable power of attorney coupled with an interest.

     Section 4.16 CERTAIN FILINGS. Sellers and Purchaser shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. The maximum amount of expenditures required under this Section and Section 4.5 for each party shall aggregate $10,000, but such limit shall not apply to any costs and expenses relating to the Bankruptcy case described in Recital D or obtaining the Court Order as provided in Section 4.18(a).

     Section 4.17 PUBLIC ANNOUNCEMENTS. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 4.18  BANKRUPTCY COURT APPROVAL.

     (a) As promptly as practicable after the date hereof Sellers shall take the necessary steps to obtain approval of the proposed transaction in an order confirming a plan of reorganization for OHI, which order shall contain similar findings and conclusions as set forth in Schedule 4.18(a) (the "Court Order"), and shall specifically find that Purchaser has acted in "good faith" as that term is construed under Section 363(m) of the Bankruptcy Code.

     (b) Sellers agree to make promptly any filings, to take all actions and to use their reasonable best efforts to obtain any and all other approvals and orders necessary or appropriate for the consummation of the transactions contemplated hereby including all mailings and publication required or advisable under applicable law or reasonably requested by Purchaser.

     (c) If the Court Order or any other orders of the Bankruptcy Court relating to this Agreement or the sale shall be appealed by any party (or a petition for CERTIORARI or motion for rehearing or reargument shall be filed with respect thereto), Sellers agree to take all steps, as may be reasonable and appropriate to prosecute such appeal, petition or motion, or defend against such appeal, petition or motion, and Purchaser agrees to cooperate in such efforts, and Purchaser and Seller agrees to use their best efforts to obtain an expedited resolution of any such appeal.

     (d) Various provisions of this Agreement require that actions be taken or notices served prior to the Court Order Date. The "Court Order Date" shall be the first date upon which the Bankruptcy Court commences a hearing seeking the entry of the Court Order, and events which must take place on or before the Court Order Date must take place prior to the commencement of such hearing.

     Section 4.19 EXPENSES. Except as expressly otherwise provided herein, each of the parties hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

     Section 4.20 FAIRNESS OPINION. If Sellers obtain any fairness or similar opinions from RSC or any other advisor in connection with the transactions contemplated hereby they will provide Purchaser with a copy thereof. Such provision of copies is not intended to create any basis for Purchaser to be in privity of contract with RSC or such advisor nor to create any obligation of RSC or such advisor to Purchaser. The exculpation of RSC in Section 3.3 applies to this Section.

     Section 4.21 PATENT AND TRADEMARK LICENSES. Purchaser acknowledges that the licensees for the patents and trademarks listed on Schedule 2.4(d) enjoy use of the patents and trademarks under the license agreements specified on Schedule 2.4(d). Purchaser and Sellers agree that, prior to the Closing Date, Sellers will not agree to extend any of the licenses or grant any new licenses, sublicenses or rights of use.

     Section 4.22 CERTIFICATION TO THE COURT. Promptly after the Closing Date, Sellers will file such documents as they deem necessary to report for the public record that the closing has occurred.

                                      ARTICLE V

                                     TAX MATTERS

     Sellers hereby make the following representations and warranties relating to tax matters, which representations and warranties are expressed on the same basis and are subject to the same restrictions as set forth in the introduction to Article II above.

     Section 5.1 TAX DEFINITIONS. The following terms, as used herein, have the following meanings (except as otherwise provided in Section 5.4):

     "Post-Closing Tax Period" means any Tax period (or portion thereof) ending after the Closing Date.

     "Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the close of business on the Closing Date.

     "Tax" means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, franchise, capital, paid-up capital, profits, greenmail, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge or any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax.

     Section 5.2 UNITED STATES TAX MATTERS. Sellers hereby represent and warrant to Purchaser that:

     (a) Except for unpaid Tax liabilities described on Schedule 5.2(a), TNF has timely paid all Taxes payable by it for the Pre-Closing Tax Period which are required to be paid on or prior to the Closing Date, the non-payment of which would result in a Lien on any purchased Asset, would otherwise adversely affect the business or would result in TNF becoming liable or responsible therefor.

     (b) TNF has established, in accordance with U.S. GAAP applied on a basis consistent with that of preceding periods, adequate accruals or reserves for the payment of, and, except insofar as such obligation is an Assumed Liability, will timely pay all Tax liabilities which arise from or with respect to the Assets or the operation of the TNF's business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Asset, would otherwise adversely affect the business of TNF or would result in Purchaser becoming liable therefor.

     Section 5.3 TAX COOPERATION: ALLOCATION OF TAXES. Purchaser and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Assets and TNF's business as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taking authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax return. Purchaser and Sellers shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the U.S. Asset Seller's business and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.3.

     Section 5.4 SCOTLAND TAX MATTERS. As used in this Section 5.4, "Taxes" means all taxes, charges, fees, levies and other assessments including without limitation income, gross receipts, net worth, customs, property, sales, withholding, transfer, license, payroll and franchise taxes, imposed by any country, state, province, municipality or other taxing authority. Sellers hereby represent and warrant that:

     (a) NF Scotland has filed all returns and reports which are required to be filed by it with respect to Taxes and social security dues. Such returns and reports were true and correct in all material respects and were filed on the basis of the records, data and information available to NF Scotland at such time. NF Scotland has maintained all records, data, and information as required by applicable tax and accounting laws and regulations;

     (b) NF Scotland has not received written notice of any material outstanding questions concerning the accuracy of its returns and reports filed by it with respect to Taxes and social security dues or of any material disputes with respect thereto;

     (c) NF Scotland has timely paid all Taxes and social security dues payable by them for the Pre-Closing Tax Period which will have been required to be paid on or prior to the Closing Date. All withholding Taxes, social security and retirement contributions required to be withheld by NF Scotland has been timely withheld and paid over to the respective taxing authority by NF Scotland; and

     (d) NF Scotland has established in accordance with the applicable laws and regulations on a basis consistent with that of proceeding periods, adequate accruals or reserves for the payment of all Taxes and social security dues incurred in or attributable to the Pre-closing Tax Period.

                                      ARTICLE VI

                                CONDITIONS TO CLOSING

     Section 6.1  CLOSING DEFINITIONS.

     (a)  As used herein, the term "Transfer and Related Documents" means:

               (i) with respect to the Assets other than real property and the patents and trademarks such general bills of sale, general assignments and consents to assignment of assets and any other documents reasonably required by Purchaser;

               (ii) with respect to real property, such limited deeds, assignments of leases, consents to assignments of leases and other documents of transfer reasonably required by Purchaser, in each case in form and substance reasonably satisfactory to Purchaser such that on the Closing Date

               Purchaser will be vested with all of TNF's right, title and interest in and to real property; and

               (iii) with respect to the patents and trademarks, such duly and validly authorized and executed documents reasonably required by Purchaser, in form and substance reasonably satisfactory to Purchaser, such that on the Closing Date Purchaser will be vested with all of TNF's worldwide rights, title and interest in and to the patents and trademarks subject only to rights to use the name "The North Face" as provided in Section 4.14.

     The purpose of this provision is to assure that Purchaser obtains all of TNF's right, title and interest in the Assets, and is not intended to expand, supplement or affect the scope of the representations and warranties as to such matters as set forth elsewhere.

     (b) With respect to the Shares the Sellers shall deliver an irrevocable power of attorney from TNF in form and substance reasonably satisfactory to Purchaser authorizing Purchaser to sign and execute an assignment contract in the form of a notarial deed or other instrument for and on behalf of TNF, by which the Shares of TNF in NF Scotland may be assigned and transferred to Purchaser according to the provisions and conditions of this Agreement; and

     (c)  With respect to other matters the parties shall deliver:

               (i)    the Bank documents referred to in 6.3(c)(vi) below;

               (ii)   the Receiver documents referred to in 6.3(c)(viii) below;

               (iii) the Odyssey Group releases referred to in 6.3(c)(ix) below;

               (iv) the name change papers referred to in Section 6.3(c)(x) below;

               (v) such releases, documents complying with Section 1.3(b) and other related documents for delivery to the Banks on the Closing Date as they shall reasonably have requested;

               (vi)   the releases referred to in Section 6.4(e)below; and

               (vii)  the instruments of assumption ref erred to in Section
               1.3(e).

     SECTION 6.2 CONDITIONS TO THE OBLIGATIONS OF BOTH PARTIES. The obligations of Purchaser and Sellers to consummate the Closing are subject to the satisfaction of only the following conditions: (a) the Court order shall have been signed and the ten day period described in Section 1.1(c) shall have expired, (b) no provision of any applicable law or regulation and no judgment, stay, injunction, order or decree of the Bankruptcy Court or any other court or governmental agency wherever located shall (i) prohibit the CONSUMMATION of the Closing or (ii) restrain, prohibit or otherwise interfere with the effective operation or enjoyment by Purchaser of all or any material portion of the Assets or the Shares, and (c) the waiting period under the HSR Act, if applicable, shall have expired.

     Section 6.3 CONDITIONS TO OBLIGATIONS OF PURCHASER. The obligations of Purchaser to consummate the Closing shall be subject only to the satisfaction of the following further conditions set forth in paragraph (c) below, and in accordance with the procedures set forth in this Section.

     (a) Prior to the Court Order Date, Purchaser may decline to consummate this transaction if it delivers timely notice to all Persons identified in
Section 9.2 that it will not close in that (i) it has discovered a material matter following the execution of this Agreement, which matter was previously not known to the best of the knowledge, information or belief of Purchaser or the Associated Persons, which would constitute a material breach of a representation, warranty, or covenant hereunder, and which was not the result of the malfeasance or misfeasance of the Associated Persons, (ii) if both of the Associated Persons have been involuntarily terminated as officers of TNF, or
(iii) one of the closing conditions set forth in paragraph (c) below shall not have been satisfied. The notice shall be timely under subparagraph (i) if it is given at the earlier of ten days after Purchaser has discovered sufficient information to know or is otherwise aware of such material breach or two days prior to the Court Order Date (except for a material breach discovered within two days of the Court Order Date in which case notice shall be timely on the Court Order Date), under subparagraph (ii) if it is given within five days after such termination (but no later than the Court Order Date), under subparagraph
(ii) if it is given at least two days prior to the Court Order Date. Failure to give timely notice under subparagraph (i) shall constitute a waiver of all conditions to closing which are based on breaches of representations, warranties and covenants, under subparagraph (ii) shall waive such basis for termination, and failure to give timely notice under subparagraph (iii) shall constitute a waiver of each condition to closing set forth in paragraph c hereof including a waiver of any objection to the form of documents to be delivered under paragraph
(c) hereof, but shall not constitute a waiver of the closing conditions set forth in subparagraphs (c)(ii) and (c)(iii) below or of Sellers' obligations to deliver documents and otherwise perform at the Closing.

     (b) On or after the Court Order Date, Purchaser shall be required to consummate this transaction, notwithstanding any other provision of this Agreement, unless it gives timely notice that a condition set forth in such paragraph (c)(ii) or (c)(iii) below has not been met, or unless Sellers fail to deliver documents or otherwise perform at the Closing.

     (c)  The closing conditions are as follows:

               (i)  AUTHORIZATIONS, PERMITS, ETC.

                    (A) All consents, waivers, approvals, expirations of government-mandated waiting periods, authorizations and permits reasonably required or reasonably advisable in order to consummate the transactions expressly described in this Agreement, the absence of which would have a material adverse effect upon the performance of this Agreement or the transactions contemplated hereby or the capability of Purchaser to operate the Business shall have been obtained and not revoked or under material threat of revocation and shall be in form and substance reasonably satisfactory to Purchaser.

                    (B) (I) Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Court Order Date, (II) the representations and warranties of Sellers contained in this Agreement and in any Schedule, certificate or other writing delivered by Sellers pursuant hereto shall be true in all material respects and on the Court Order Date as if made at and as of such date with only such exceptions as would not in the aggregate reasonably be expected to have a material adverse effect on the Business and (III) Purchaser shall have received certificates to the foregoing effect signed by the Associated Persons, such certificates to be expressed upon the same basis and subject to the same qualifications and exceptions as set forth in such introduction.

               (ii) No event has occurred which results in a substantial and material adverse change in the business of TNF between the Court Order Date and the Closing Date, which event was unknown by Purchaser as of the Court Order Date and not included or reflected in any of the disclosures in this Agreement or the Schedules hereunder delivered on or before the Court Order

Date, which would significantly diminish the value of the Business, and which event was not caused by the malfeasance or misfeasance of the Associated Persons.

               (iii) TNF shall continue to have adequate funds for the operation of the Business consistent with past practice, and access to letters of credit pursuant to the L/C Agreement.

               (iv) TRANSFER AND CORPORATE DOCUMENTS. Purchaser shall have received all documents it may reasonably request (A) relating to the existence of Sellers and the authority of Sellers for this Agreement, all in form and substance reasonably satisfactory to Purchaser, and (B) consisting of or relating to the Transfer and Related documents to be duly executed and delivered by Sellers on or before the Closing Date.

               (v) CERTIFICATES. Purchaser shall have been furnished with certificates dated the Court Order Date and signed by the Secretary or Assistant Secretary of each of the Sellers setting forth (A) the names, signatures and positions of the officers of Sellers who have executed this Agreement or any other document executed as a title transfer document hereunder, and (B) a copy of the resolutions adopted by the Board of Directors of each Seller authorizing the execution, delivery and performance of this Agreement and the performance of the transactions contemplated hereby. Purchaser shall receive a date down of such certificates as of the Closing Date.

               (vi) BANK ACTION. The Banks shall have delivered to the Purchaser (A) all duly and validly authorized and executed documents reasonably requested by Purchaser in form and substance reasonably satisfactory to them to assure Purchaser that the Assets and the Shares are being transferred to Purchaser free and clear of all Liens asserted or assertible by the Banks, (B) an agreement of the Banks of further assurance as to elimination of such Liens after the Closing Date in form and substance reasonably satisfactory to Purchaser and (C) releases of Purchaser (which shall include mutual releases of the Banks), the Assets of TNF, and NF Scotland, and the Associated Persons (which shall exclude claims for wrongful or fraudulent conduct) with respect to the negotiation of this Agreement and the transactions contemplated hereby and any and all other acts or omissions after January 15, 1993 (but not releasing any claims or causes of action which are described within the definition of Excluded Assets), in the form of Schedule 6.3(c)(vi). The releases shall specifically exclude claims or causes of action under this Agreement or the documents executed in connection with this Agreement.

               (vii) BULK TRANSFER. Purchaser shall be satisfied that all reasonable and timely actions shall have been taken under applicable bulk transfer and vendor in possession laws such as Cal. Civil Code Section 3440.1(h). Purchaser shall have the power to request that filings be made even though such filings may not be required under applicable law.

               (viii) RECEIVERS. The Purchaser shall have received from Odyssey International, Ltd., a Hong Kong corporation in receivership and liquidation, and its direct and indirect subsidiaries ("Odyssey Hong Kong"), acting by and through the Receivers, all duly and validly authorized and executed documents reasonably requested by the Purchaser in form and substance reasonably satisfactory to them (A) to release the Assets (including the patents and trademarks) and the Shares from all Liens, claims or interests asserted or assertible by Odyssey Hong Kong (or its affiliates, agents, receivers or trustees), acting by and through the Receivers, (B) an agreement of Odyssey Hong Kong, acting by and through the Receivers of further assurances as to the elimination of such Liens and (C) adequate released of Purchaser, TNF and NF Scotland (and the Associated Persons) from Odyssey Hong Kong (on behalf of itself and all Persons it controls), acting by and through the Receivers with respect to this Agreement, the transactions contemplated hereby and all claims of Odyssey Hong Kong and its affiliates against Purchaser, the Assets (including the patents and trademarks), the Shares, NF Scotland and the Associated Persons. The releases shall be similar to those given in connection with the sale of the assets of Head Sports Wear International, Inc., and shall be substantially in the form attached hereto as Schedule 6.3(c)(viii). The releases shall specifically exclude claims or causes of action under this Agreement or the documents executed in connection with this Agreement, and the release of TNF Scotland shall exclude any liability of NF Scotland to Odyssey Hong Kong in connection with the sale of goods to NF Scotland (which liability is disputed by NF Scotland).

               (ix) ODYSSEY RELEASES. The Purchaser shall have received from each other member of the Odyssey Group all duly and validly authorized and executed documents reasonably requested by the Purchaser in form and substance satisfactory to them (i) to establish the assignment to Purchaser of all worldwide right, title and interest of TNF to use of the patents and trademarks by such member, (ii) to assure Purchaser that the Assets and the Shares are being transferred free and clear of all Liens asserted or assertible by such member, (iii) an agreement of further assurances as to the elimination of such Liens, and (iv) general releases of Purchaser and NF Scotland and the Associated Persons from such member with respect to this Agreement, the transactions contemplated hereby and all claims of such member against Purchaser, the Associated Persons, the Assets and the Shares, in the form of Schedule 6.3(c)(ix) attached hereto. The releases shall specifically exclude claims or causes of action under this Agreement or the documents executed in connection with this Agreement, and which are described within the definition of Excluded Assets.

               (x) NAME CHANGE. TNF shall have delivered such documents to Purchaser as Purchaser shall have reasonably requested so as to permit Purchaser to file with the Secretary of State of California on the Closing Date an amendment of TNF's Articles of Incorporation changing TNF's name to TNF Corporation.

     Section 6.4 CONDITIONS TO OBLIGATION OF SELLERS. The obligations of Sellers to effect the transactions contemplated hereby are, at their option and in their discretion, with the written consent of the Banks, subject to the following conditions:

     (a) REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PURCHASER. All representations and warranties made herein by Purchaser shall in all material respects be true as of the date made and as of the Closing Date and Purchaser shall have performed all obligations, covenants and agreements undertaken by them herein to be performed at or prior to the Closing Date. Sellers shall have received at the Closing, a certificate to such effect dated the Closing Date and executed by duly authorized executive officers of senior rank.

     (b) TITLE TRANSFER CERTIFICATES. Sellers shall have been furnished with certificates dated the Closing Date and signed by the Secretary or Assistant Secretary of each Purchaser setting forth (i) the names, signatures and positions of the officers who have executed this Agreement or any other document executed as a title transfer document hereunder, and (ii) a copy of the resolutions adopted by the Board of Directors of Purchaser authorizing the execution, delivery and performance of this Agreement or, in the case of Purchaser organized under the law of a non-U.S. jurisdiction, such equivalent documentation as may be reasonable and appropriate.

     (c) PAYMENT OF PURCHASE PRICE. The Purchaser shall have made the payment of the Purchase Price by wire transfer in immediately available funds as provided in Section 1.2.

     (d) WAIVERS, CONSENTS AND APPROVALS. All consents, waivers and approvals required with respect to the transactions contemplated by this Agreement, including the Court Order, shall have been obtained.

     (e) PURCHASER'S RELEASE. Sellers shall have received release from Purchaser, which release shall mutually release Purchaser (and shall include the Associated Persons except for claims for wrongful or fraudulent conduct), in the form of Schedule 6.4(e) attached hereto.

     (f) NO LEGAL PROCEEDINGS. Except for the proceedings described pursuant to Section 2.8 hereof, on the Closing Date no court, arbitrator or government body, agency or official shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting or threatening to obtain substantial damages from any Seller upon the consummation of the Closing, and no proceeding challenging the Agreement or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the Closing or threatened in writing shall have been instituted or threatened in writing by any Person or before any court arbitrator or governmental body, agency or official and be pending.

     (g) CORPORATE PROCEEDINGS; OPINIONS. Sellers shall have received such documents dated the Closing Date as to corporate authority and proceedings of Purchaser as they may reasonably request.

                                     ARTICLE VII

                        POST-CLOSING SURVIVAL; INDEMNIFICATION

     Section 7.1  BY SELLERS.

     (a) The representations and warranties of Sellers as set forth in this Agreement, including without limitation, those in Articles II and V (except for Section 2.3), shall not survive the Closing, and Purchaser shall have no remedy or right of action in connection therewith.

     (b) Purchasers shall have the remedy described below for each of the following:

               (i) any breach or default in the performance or observance by any of the Sellers of any of the covenants or agreements which either Seller is to perform or observe after the Closing Date hereunder including Section 4.6 and Article V, except as otherwise provided by paragraph (a));

               (ii) any failure by any of the Sellers to pay or perform any liabilities, obligations or responsibilities arising out of matters not being assumed by the Purchaser under this Agreement; or

               (iii)  any brokerage, finder's fee or the like, owed to RSC.

The provisions of this Section 7.1(b) shall survive the Closing Date for a period of six (6) months, and Purchaser shall thereafter have no claims or causes of action against Seller arising thereunder except for claims, causes of action and related proceedings and remedies with respect to breaches of a Seller or other matters described in reasonable detail in written notice(s) to Sellers given by Purchaser prior to the end of the 6 month period.

     Section 7.2 BY PURCHASER. Purchaser agrees to indemnify and hold harmless each of the Sellers from and against (a) any and all liabilities, debts, obligations, losses, damages, deficiencies, claims, actions, suits, proceedings, demands, assessments, Taxes, penalties, interest or any other costs, orders and judgments (whether discoverable or not at the Closing Date known or unknown, fixed or contingent, accrued or unaccrued, absolute or otherwise), joint or several, to which Sellers may become subject, arising out of (i) any breach or default in the performance or observance by any Purchaser of any of the covenants or agreements which it is to perform or observe hereunder; (ii) any failure by any Purchaser to pay or perform any liability assumed by Purchaser hereunder; or
(iii) any brokerage, finder's fee or the like incurred as a result of any of Purchaser's actions in connection with the transactions herein contemplated and
(b) any and all actual costs, fees and expenses (including, without limitation, reasonable legal and accounting fees) related to, resulting from or arising out of any of the foregoing.

     Section 7.3 LIMITATION. Notwithstanding anything to the contrary contained herein, neither party shall have any liability under Sections 7.1(b) or 7.2 unless the actual aggregate net loss suffered by the party entitled to indemnity or recovery for all claims pursuant to those paragraphs exceeds a cumulative aggregate amount of two hundred thousand dollars ($200,000), and thereupon such party shall be entitled to losses established above that threshold; except that with respect to the Assigned Contracts and any amounts owed to RSC, no such dollar limitation shall apply.

     Section 7.4 NOTICE OF AND DEFENSE AGAINST CLAIMS. Promptly after receipt by an indemnified party or party entitled to recovery of notice of the commencement of any action, such party entitled to indemnity or recovery shall, if a claim in respect thereof is to be made against the indemnifying or other party send written notice of the commencement thereof to the indemnifying or other party. In case any such action shall be brought against any indemnified party or party entitled to recovery and the indemnified or other party shall have notified the indemnifying or other party of the commencement thereof, then the indemnifying or other party shall be entitled to participate in, and, to the extent that the indemnifying or other party shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnifying or other party, and after notice from the indemnifying or other party to such indemnified or other party of its election so to assume the defense thereof, the indemnifying or other party shall not be liable to such indemnified or other party under such action for any legal or other expenses subsequently incurred by the indemnified or other party after the date such notice is given to such indemnified or other party in connection with the defense thereof. No indemnifying or other party shall be liable for any settlement of any claim or action pursuant to this Article VII effected without the prior written consent of such indemnifying or other party; PROVIDED, HOWEVER, that if the indemnifying or other party does not consent to a settlement, the indemnified or other party may nevertheless settle, unless the indemnifying or other party secures the indemnified party against loss to the reasonable satisfaction of the indemnified or other party.

                                     ARTICLE VIII

                                     TERMINATION

     Section 8.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of the Purchaser, Sellers, the Banks, and all Proponents of any plan of reorganization which is then on file on behalf of the debtors in the bankruptcy case described in Recital C. This Agreement shall automatically terminate if the Court Order Date has not occurred on or prior to May 25, 1994, or the Closing has not occurred on or before June 9, 1994, unless such date is extended by written consent of all the parties hereto, with the written consent of the Banks. Notwithstanding the foregoing sentence, Purchaser may unilaterally extend the dates herein if the Bankruptcy Court sets a proposed Court Order Date after May 25, 1994 so that the Court Order Date is the one set by the Bankruptcy Court, and the Closing must take place fourteen days thereafter by serving written notice to Persons listed in Section 9.2 within five days after the Bankruptcy Court sets a proposed Court Order Date which is after May 25, 1994.

     Section 8.2 TERMINATION BY PURCHASER. Purchaser may terminate this Agreement by written notice from the Purchaser to the Sellers and the Banks at any time prior to the Court Order Date, if:

     (a) a condition to the performance of Purchaser set forth herein shall not be fulfilled on or before the date specified for the fulfillment thereof, unless such failure is a result of acts or failures to act of Purchaser; or

     (b) a material default under or a material breach of this Agreement or a material misrepresentation or breach of any representation, warranty or covenant of any Seller set forth in this Agreement or in any instrument delivered by any Seller pursuant hereto shall have occurred and be continuing.

Notwithstanding the foregoing, Purchaser must comply with the notice provisions of Section 6.3(a) for any such termination to be effective.

     Section 8.3 TERMINATION BY SELLERS. Sellers may terminate this Agreement, with the written consent of the Banks, by written notice from the Sellers to the Purchaser at any time:

     (a) prior to the Closing Date, if a condition to the performance of Sellers set forth herein shall not be fulfilled on or before the date specified for the fulfillment thereof, unless such failure is a result of acts or failures to act of any Seller;

     (b) prior to the Closing Date, if a material default under or a material breach of this Agreement or a material misrepresentation or breach of any representation, warranty or covenant of Purchaser set forth in this Agreement or in any instrument delivered by Purchaser pursuant hereto shall have occurred and be continuing; or

     (c) prior to the entry of the Court Order, if Sellers receive a bona fide third party offer to acquire all or substantially all of the Assets and Business, or all of the outstanding shares of capital stock of TNF, on terms and conditions determined by the Sellers, after consultation in good faith with RSC and the Banks, which meets the following conditions: (i) the proposed transaction represents a higher and better offer (which determination shall include reference to price and contractual terms and conditions) , (ii) the purchase price is reasonably certain to be paid by Purchaser in cash upon closing, and (iii) the proposed transaction is determined to be a higher or better offer by at least one million eight hundred thousand dollars ($1,800,000).

     Section 8.4  EFFECT OF TERMINATION.

     (a) In the event of the termination and abandonment of this Agreement by Purchaser or by Sellers pursuant to the provisions of this Article VIII, this Agreement shall become void and have no effect, and each party shall pay all of its own expenses incurred in connection herewith, without any liability on the part of any party or its directors, officers or shareholders. Notwithstanding the foregoing, in the event of any termination (i) the confidentiality obligations between the parties described in Section 4.13 shall continue, (ii) if such termination is pursuant to Section 8.3(c), Section 8.4(b) and (c) shall continue, (iii) if the termination is because of the Court Order Date or the Closing Date has not occurred on or before the dates set forth in Section 8.1, or any extended dates pursuant to that Section, Section 8.4(b) shall apply to any sale of the Assets or the stock of TNF to any purchaser and (iv) if either party hereto willfully fails to perform its obligations hereunder the other party shall recover its expenses incident to the negotiation, preparation and other agreements and activities relating to this Agreement (including but not limited to financing commitment fees, due diligence and other fees, legal and accounting fees, and other costs and expenses incurred) from the party at fault and shall have any other remedies provided by applicable law.

     (b)  In the event Sellers give notice of termination pursuant to Section
8.3 (c), TNF shall pay to Purchaser (i) an amount, up to Eight Hundred Thousand Dollars ($800,000), to reimburse Purchaser's actual expenses (including professional fees, lender fees, commitment fees, and other similar items) in connection with its bid for TNF, (ii) a topping fee of Five Hundred Thousand Dollars if the successful acquirer of TNF pays Thirty Five Million Dollars ($35,000,000) or more in gross proceeds (defined to include any holdback or escrow amount), and (iii) a supplemental fee of Two Hundred Fifty Thousand Dollars ($250,000) if there is any "bona fide" bid or offer (i.e., a bid or offer from a bidder who has established the financial ability to close) for TNF at a price of at least Thirty Five Million Dollars ($35,000,000) that proposes to execute the short form agreement agreed to by the Banks (which shall be this Agreement) or an agreement which is substantially similar in all material respects to the short form (i.e., no holdback or escrow amount and assumption of substantially the same liabilities as provided under the short form), and regardless of whether such offer is the winning bid. Any payments required hereunder shall be made on the closing of a transaction involving a sale of the stock or Assets of TNF to a party other than Purchaser (i.e., when the Banks receive all or any substantial portion of the proceeds of such transaction), and payments shall be made directly from the sales proceeds without any further approvals or consents.
Such payments shall take place for a qualifying transaction even if such transaction shall take place after June 30, 1994 and even if Purchaser's financing commitment, as described in paragraph (f), is no longer effective because the June 30, 1994 date has passed. In connection with the reimbursement of expenses under subparagraph (i), Purchaser shall verify such expenses by providing a written declaration identifying the Person to whom money is owed, a brief description of the charge or fee, and the amount owed to the Person. Marsden Cason will sign the declaration stating that the expenses referenced therein are due and owing or have previously been paid.

     (c) In the event Sellers give notice of termination pursuant to Section 8.3(c), and Sellers seek to sell the Assets in some form of auction or bidding procedure, Sellers agree that (i) the first overbid shall be a higher and better offer by at least $1,800,000, and (ii) subsequent bids shall be in increments of at least $100,000 more than the prior bid.

     (d) Purchaser may unilaterally increase the Purchase Price hereunder prior to the completion of the second stage of due diligence by RSC (as described in Exhibit 6.3(c) to the Plan) by sending a written notification stating the increased Purchase Price to each Person entitled to notice under Section 9.2 and, thereafter, the Purchase Price under this Agreement shall be deemed amended to reflect such increased Purchase Price. The termination provisions of Section 8.3(c)(iii) and minimum overbid provisions of subsection (c)(i) of this Section shall apply to such increased Purchase Price.

     (e)  Purchaser may seek an increase in the amount payable under subsection
(b)(i) if the closing of the sale of TNF shall be delayed for any reason past June 30, 1994.

     (f) Purchaser hereby agrees that it will keep its financing commitment in place during the due diligence and bidding process; provided, however that such commitment need not be kept in place past June 30, 1994. Compliance with this covenant shall be a prerequisite to the application of paragraph (c)(i) to the bidding process and to any recovery under paragraph (b).

     (g) The provisions of paragraphs (b) and (c)(i) shall not be applicable to the extent that the Associated Persons obtain an equity interest in the Purchased Assets (or the Person who purchases such Assets) as parties to a sale to a bidder other than Purchaser.

     (h) Notwithstanding any other provision hereof, Purchaser shall receive no payment under paragraph (b) if it shall be the purchaser of the Purchased Assets.

                                      ARTICLE IX

                                  GENERAL PROVISIONS

     Section 9.1 AMENDMENT AND WAIVER. Any term of this Agreement may be amended, modified or supplemented, and, except as otherwise provided in Section 9.14, the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), only by the written consent of all the parties hereto and the Banks. Any agreement on the part of a party to any such extension or waiver shall only be valid if set forth in an instrument in writing signed by all parties. Any such waiver or extension shall not operate as waiver or extension of any other or subsequent condition or obligation.

     Section 9.2 NOTICES. All notices, instructions and other communications required or permitted to be given hereunder or necessary or convenient in connection herewith (each a "Notice") shall be in writing and may be personally served or may be sent by overnight courier addressed as follows:

If to Sellers:           999 Harrison Street
                         Berkeley, California 94710
                         Attention: Marsden Cason

                         with copies to:

                         Gibson, Dunn & Crutcher
                         One Montgomery Street, 26th Floor
                         San Francisco, CA 94104
                         Attention:  Jonathan M. Landers, Esq.
                                     or Lawrence Calof, Esq.

If to Purchaser:         TNF Holdings Company, Inc.
                         999 Harrison Street
                         Berkeley, California 94710
                         Attention:     Marsden S. Cason

                         with copies to:
                         Philip L. Bush
                         Crosby, Heafey, Roach & May
                         Professional Corporation
                         1999 Harrison Street
                         Oakland, California 94612

And in all cases,        Chemical Bank
with copies to:          270 Park Avenue
                         New York, New York 10017
                         Attention:     Thomas M. Dinneen

                         Chemical Bank
                         270 Park Avenue
                         New York, New York 10017
                         Attention:     Kevin C. Kelley, Esq.

                         Murphy, Weir & Butler
                         101 California Street
                         Suite 3900
                         San Francisco, California 94111
                         Attention:     Patrick A. Murphy, Esq.

                         Murphy, Weir & Butler
                         2049 Century Park East 21st Floor
                         Los Angeles, California 90067
                         Attention:     Gregory A. Bray, Esq.

or such other address as Sellers or Purchaser, or any of them, as the case may be, shall designate in writing delivered to the other parties. Notices sent as provided herein shall be deemed given on the next day following the date so sent.

     Section 9.3 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     Section 9.4 GOVERNING LAW; VENUE; DISPUTE RESOLUTION. The validity of this Agreement, its construction, interpretation and enforcement, and the rights of the parties hereto, shall be determined under, governed by, construed and enforced in accordance with the laws of the State of California (without regard to principles of conflicts of law) except to the extent that any rights or remedies hereunder are governed by the mandatory laws of a jurisdiction other than the State of California.

     (a) The Bankruptcy Court shall retain jurisdiction as to all matters pertaining to this Agreement and the transactions contemplated hereby until the Closing, and the Court Order shall provide for jurisdiction after the confirmation of the plan over any disputes arising under or connected with this Agreement. If for any reason the Bankruptcy Court declines to accept or retain jurisdiction over any such dispute, the following mandatory arbitration provisions shall govern any such dispute, whether arising in contract, tort, law, equity or otherwise.

     (b) If a party has a good faith claim against any other party, the claiming party shall notify the other parties in writing, describing such claim, the amount of claimed damages, and other relief sought in reasonable detail. The defending party shall within 15 calendar days after receipt of the claimant's notice, provide to the claimant a written response in comparable detail. All parties shall for the next succeeding 20 calendar days use good faith efforts to discuss and negotiate a mutually agreed upon resolution of the dispute. If no resolution is reached within the foregoing time periods, then any party may initiate fast track private arbitration in accordance with the following provisions of this subparagraph. A party shall provide written notice of commencement of arbitration to the defending party which shall also specify the appointment of an individual to serve as a private arbitrator in the arbitration proceedings. Within twenty (20) days after receipt of the initial arbitration notice, the defending party shall give the initiating party written notice specifying the appointment of a second individual to serve as a private arbitrator (provided that failure to timely deliver this notice shall constitute agreement by the defending party that the arbitration proceedings shall be conducted and determined solely by the individual appointed by the initiating party). If two individuals are timely appointed, they shall, within twenty (20) days after the second appointment appoint a third individual to serve as private arbitrator (or, if they do not timely do so, either of them or any party may seek appointment of the third individual pursuant to the Commercial Rules of the American Arbitration Association from the senior officer thereof in San Francisco, California. The third individual, but neither of the first two individuals, selected as arbitrators must be neutral, have at least ten (10) years experience in dispute resolution matters (including any years as a judge and/or panel member of any arbitration or mediation association or company) and have no affiliation with any of the parties to the arbitration. Within ten (10) days after the arbitrators have been appointed as described above, they shall notify the parties of a hearing to be held in San Francisco, California, not less than five (5) nor more than fifteen (15) days after notice of the hearing is given. The arbitrators shall have the power to grant or limit discovery and to implement or disregard the Commercial Rules as they may determine (but shall not have the power to vary the provisions of this Agreement), and shall hold such number of hearings as they may determine but shall render a decision based on the written submissions of the parties, hearings that may have been held, and other information they deem appropriate, within forty-five (45) days after the notice of the first hearing is given. A decision concurred in by a majority of the arbitrators shall be final and binding (provided that if the decision concerns the payment of a sum of money on which a majority cannot timely agree, the sum which is neither the highest nor lowest specified among the arbitrators shall be the final and binding decision on that issue). The arbitration decision shall be nonappealable, and judgment on the award of the arbitrators may be entered in any court having competent jurisdiction. The arbitrators shall have discretion to award legal fees and expenses and/or the fees and costs of the arbitrators to the prevailing party.

     Section 9.5 ENTIRE AGREEMENT. This Agreement, and all other documents (including Schedules, Exhibits and/or Appendices), and agreements executed in connection herewith, constitute the entire understanding of the parties with respect to purchase by Purchaser of the Assets and the Shares, and supersedes all prior discussions, agreements and representations, whether oral or written, and whether or not executed by Purchaser or Sellers. There are no other understandings or agreements between the parties, and Sellers have not made any representations or promises, unless specifically set forth in this Agreement or in any other document delivered in connection herewith. Each party acknowledges that it has expressly bargained for a prohibition of any implied or oral amendments or modifications of any kind, nature or character.
 Each party acknowledges and agrees that this Agreement, together with the documents executed in connection herewith, is fully integrated and not in need of parol evidence in order to reflect the intentions of the parties, and that the parties intend the literal words of this Agreement and the documents executed in connection herewith to govern the transactions described herein and therein, and for all prior negotiations, drafts and other extraneous communications to have no significance or evidentiary effect whatsoever.

     Section 9.6 THIRD PARTY RIGHTS. The parties do not intend to confer any benefit hereunder upon any person, firm or corporation other than the parties hereto or their shareholders. The Sellers and Purchaser hereby acknowledge and agree that the Banks and the Receivers are neither parties to nor third-party beneficiaries of this Agreement except that the Banks shall have third party beneficiary rights with respect to Section 1.2 (regarding, among other things, purchase price), Section 1.3(b) (regarding stand-by letters of credit), Section 1.3(c) (regarding payments to the Banks), Section 6.3 and
6.4 dealing with closing conditions, Sections 8.1, 8.2 and 8.3 dealing with termination, and any section requiring consent of the Banks, and RSC shall be a third-party beneficiary under Section 3.3 (regarding its exculpation). Notwithstanding the foregoing, the parties acknowledge and agree that none of them shall have any recourse against Agent or any of the Banks in the event of a breach of this Agreement by any Purchaser or Seller.

     Section 9.7 TITLES AND HEADINGS. Titles and headings of sections of this Agreement are for convenience of reference only and shall not affect the construction of any provision of this Agreement.

     Section 9.8 EXHIBITS AND SCHEDULES. Each of the exhibits and schedules referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by this reference.

     Section 9.9 EXPENSES. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions covered by this Agreement.

     Section 9.10 PRONOUNS; DOLLAR AMOUNTS; ETC. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural as the context requires. Unless otherwise specified, all Dollar amounts in this Agreement are in United States Dollars.

     Section 9.11 ASSIGNMENT. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by any party without the prior written consent of the other parties, and any attempted assignment is, to the maximum extent permitted by law, void. Notwithstanding the foregoing, Sellers may assign or delegate any of their rights and/or obligations hereunder to the Banks, and Purchaser may assign its rights hereunder or any interest therein to any institutional lender for security providing credit facilities to Purchaser.

     Section 9.12 SUCCESSORS AND ASSIGNS. Subject to Section 9.11, this Agreement and the provisions hereof shall be binding upon each of the parties, their successors and assigns.

     Section 9.13 PARTIAL INVALIDITY. If any provision of this Agreement is found to be invalid by any court, the invalidity of such provision shall not affect the validity of the remaining provisions hereof.

     Section 9.14 WAIVER OF CONDITIONS. Any condition to the obligations of the parties hereto may be waived by a writing duly executed by the individual party or parties, or if a corporate party, by an officer of such party or parties, whose performance is subject to the satisfaction of such condition, except that no such waiver by any Seller shall be valid unless the Banks shall have given their written consent thereto.

     Section 9.15 NO PRESUMPTION. This Agreement has been negotiated extensively between the parties, and the parties hereby agree that there shall be no presumption against either Sellers or Purchaser as the result of the identity of the party drafting all, or a relevant portion, of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above. *

                                        SELLERS

                                        Odyssey HOLDING
                                        debtor in possession


                                        /s/ Marsden Cason
                                        ---------------------------------------
                                        By: Marsden Cason
                                        Its: President

                                        THE NORTH FACE


                                        /s/ Marsden Cason
                                        ---------------------------------------
                                        By: Marsden Cason
                                        Its: President

                                        PURCHASER

                                        TNF HOLDINGS COMPANY, INC., a
                                        Delaware corporation


                                        /s/ Marsden Cason
                                        ---------------------------------------
                                        By:
                                        Its:




     Executed solely to confirm the representations and warranties of the Associated Persons in Article III hereof:

                                        /s/ Marsden Cason
                                        ---------------------------------------
                                        Marsden Cason


                                        /s/ William McFarlane
                                        ---------------------------------------
                                        William McFarlane

                                DEFINITION REFERENCE PAGE

TERM                                     DEFINED

Affiliate                               1.3(c)(iii)
Agent                                   1.3(a)
Agreement                               Recital
Allocation Statement                    1.3(f)(i)
Assets                                  1.1(a)
Assigned Contracts                      1.1(a)(ix)
Associated Person                       Article II
Assumed Liabilities                     1.3(c)(Viii)
Bankruptcy Court                        Recital
Banks                                   1.3(a)
Bulk Sale                               1.3(c)(iii)
Business                                Recital
Closing                                 1.1(c)
Closing Date                            1.1(c)
CML Agreement                           1.1(a)(ix)
Court Order Date                        4.18(d)
Court Order                             4.18(a)
Employee Benefit Plan                   2.12(a)
Employee Plans                          2.12(a)
Excluded Assets                         1.1(a)
Excluded Liabilities                    1.3(d)
Hazardous Substance                     2.11(a)
HSR Act                                 1.1(c)
L/C Agreement                           1.3(a)
Liens                                   2.4(b)
NF Scotland                             Recital
NFS Settlement Agreement                1.1(a)(ix)
Notice                                  9.2
Odyssey Group                           1.3(a)
Odyssey Hong Kong                       6.3(c)(viii)
OHI                                     Recital
Permits                                 2.9
Permitted Liens                         2.4(b)
Person                                  1.3(c)(iii)
Post-Closing Tax Period                 5.1
Pre-Closing Tax Period                  5.1
Purchase Price                          1.2
Purchaser                               Recital
Release                                 2.11(a)
RSC                                     2.3
SD                                      1.1(d)
Sellers                                 Recital
Shares                                  1.1(a)(xvi)
Tax                                     5.1
Taxes                                   5.4
The North Face                          4.14

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TNF                                     Recital
Transfer and Related Documents          6.1(a)
Transferred Employees                   4.7
WARN                                    4.7